UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                          DYNAMIC HEALTH PROUDCTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    267872109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 28, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 267872109
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                      (b) [ ]
-------------- -----------------------------------------------------------------
3              SEC USE ONLY
-------------- -----------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-------------- -----------------------------------------------------------------
                 5  SOLE VOTING POWER: 1,431,936 shares of Common Stock.*
NUMBER OF
SHARES         --------- ---------- --------------------------------------------
BENEFICIALLY     6  SHARED VOTING POWER:  1,431,936 shares of Common Stock.*
OWNED BY
EACH           --------- ---------- --------------------------------------------
REPORTING        7  SOLE DISPOSITIVE POWER: 1,431,936 shares of Common Stock.*
PERSON
               --------- ---------- --------------------------------------------
                 8  SHARED DISPOSITIVE POWER: 1,431,936 shares of Common Stock.*
------------------------ ---------- --------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,431,936 shares of Common Stock.
-------------- -----------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES
               [X]
-------------- -----------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               9.9%
-------------- -----------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               CO
-------------- -----------------------------------------------------------------


-----------------------
      * As of May 5, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate initial principal amount of $6,000,000, which is convertible into shares of common stock, $0.01 par value per share (the "Shares"), of Dynamic Health Products, Inc., a Delaware corporation (the "Company"), at a conversion rate of $0.90 per share, subject to certain adjustments (the "Term Note"), (ii) an Amended and Restated Secured Revolving Note, in the aggregate initial principal amount of $4,000,000, which is convertible into Shares at a conversion rate of $1.13 per share, subject to certain adjustments (the "Revolving Note"), (iii) an Amended and Restated Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.13 per share, subject to certain adjustments (the "Borrowing Note), and (iv) 815,000 shares. Each of the Term Note, the Revolving Note, and the Borrowing Note contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 267872109
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON: Laurus Capital Management, LLC
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                     (b) [ ]
-------------- -----------------------------------------------------------------
3              SEC USE ONLY
-------------- -----------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
------------------------ ---------- --------------------------------------------
                 5  SOLE VOTING POWER: 1,431,936 shares of Common Stock.*
NUMBER OF
SHARES         --------- ---------- --------------------------------------------
BENEFICIALLY     6  SHARED VOTING POWER: 1,431,936 shares of Common Stock.*
OWNED BY
EACH           --------- ---------- --------------------------------------------
REPORTING        7  SOLE DISPOSITIVE POWER: 1,431,936 shares of Common Stock.*
PERSON
               --------- ---------- --------------------------------------------
                 8  SHARED DISPOSITIVE POWER: 1,431,936 shares of Common Stock.*
-------------- -----------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,431,936 shares of Common Stock.
-------------- -----------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES
               [X]
-------------- -----------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               9.9%
-------------- -----------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               OO
-------------- -----------------------------------------------------------------


--------------------------
      * As of May 5, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate initial principal amount of $6,000,000, which is convertible into shares of common stock, $0.01 par value per share (the "Shares"), of Dynamic Health Products, Inc., a Delaware corporation (the "Company"), at a conversion rate of $0.90 per share, subject to certain adjustments (the "Term Note"), (ii) an Amended and Restated Secured Revolving Note, in the aggregate initial principal amount of $4,000,000, which is convertible into Shares at a conversion rate of $1.13 per share, subject to certain adjustments (the "Revolving Note"), (iii) an Amended and Restated Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.13 per share, subject to certain adjustments (the "Borrowing Note), and (iv) 815,000 shares. Each of the Term Note, the Revolving Note, and the Borrowing Note contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 267872109
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON: David Grin
-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                     (b) [ ]
-------------- -----------------------------------------------------------------
3              SEC USE ONLY
-------------- -----------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
-------------- -----------------------------------------------------------------
                 5  SOLE VOTING POWER: 1,431,936 shares of Common Stock.*
NUMBER OF
SHARES         --------- ---------- --------------------------------------------
BENEFICIALLY     6  SHARED VOTING POWER: 1,431,936 shares of Common Stock.*
OWNED BY
EACH           --------- ---------- --------------------------------------------
REPORTING        7  SOLE DISPOSITIVE POWER: 1,431,936 shares of Common Stock.*
PERSON
               --------- ---------- --------------------------------------------
                 8  SHARED DISPOSITIVE POWER: 1,431,936 shares of Common Stock.*
-------------- -----------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,431,936 shares of Common Stock.
-------------- -----------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES
               [X]
-------------- -----------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               9.9%
-------------- -----------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               IN
-------------- -----------------------------------------------------------------


-----------------------
      * As of May 5, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate initial principal amount of $6,000,000, which is convertible into shares of common stock, $0.01 par value per share (the "Shares"), of Dynamic Health Products, Inc., a Delaware corporation (the "Company"), at a conversion rate of $0.90 per share, subject to certain adjustments (the "Term Note"), (ii) an Amended and Restated Secured Revolving Note, in the aggregate initial principal amount of $4,000,000, which is convertible into Shares at a conversion rate of $1.13 per share, subject to certain adjustments (the "Revolving Note"), (iii) an Amended and Restated Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.13 per share, subject to certain adjustments (the "Borrowing Note), and (iv) 815,000 shares. Each of the Term Note, the Revolving Note, and the Borrowing Note contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 267872109
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON: Eugene Grin
-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                     (b) [ ]
-------------- -----------------------------------------------------------------
3              SEC USE ONLY
-------------- -----------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-------------- -----------------------------------------------------------------
                 5  SOLE VOTING POWER: 1,431,936 shares of Common Stock.*
NUMBER OF
SHARES         --------- ---------- --------------------------------------------
BENEFICIALLY     6  SHARED VOTING POWER: 1,431,936 shares of Common Stock.*
OWNED BY
EACH           --------- ---------- --------------------------------------------
REPORTING        7  SOLE DISPOSITIVE POWER: 1,431,936 shares of Common Stock.*
PERSON
               --------- ---------- --------------------------------------------
                 8  SHARED DISPOSITIVE POWER: 1,431,936 shares of Common Stock.*
-------------- -----------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,431,936 shares of Common Stock.
-------------- -----------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES
               [X]
-------------- -----------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               9.9%
-------------- -----------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               IN
-------------- -----------------------------------------------------------------


-------------------------
      * As of May 5, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate initial principal amount of $6,000,000, which is convertible into shares of common stock, $0.01 par value per share (the "Shares"), of Dynamic Health Products, Inc., a Delaware corporation (the "Company"), at a conversion rate of $0.90 per share, subject to certain adjustments (the "Term Note"), (ii) an Amended and Restated Secured Revolving Note, in the aggregate initial principal amount of $4,000,000, which is convertible into Shares at a conversion rate of $1.13 per share, subject to certain adjustments (the "Revolving Note"), (iii) an Amended and Restated Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.13 per share, subject to certain adjustments (the "Borrowing Note), and (iv) 815,000 shares. Each of the Term Note, the Revolving Note, and the Borrowing Note contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a).        Name of Issuer:  DYNAMIC HEALTH PROUDCTS, INC.


Item 1(b).        Address of Issuer's Principal Executive Offices:
                  12399 Belcher Road South  Suite 140  Key Largo, FL 33773

Item 2(a).        Name of Person Filing:  Laurus Master Fund, Ltd.

                           This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).        Address of Principal Business Office or if none, Residence:
                  c/o Laurus Capital Management, LLC, 825
                  Third Avenue, 14th Floor, New York, NY 10022

Item 2(c).        Citizenship:  Cayman Islands

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  267872109

Item 3.           Not Applicable

Item 4.           Ownership:


         (a)      Amount Beneficially Owned: 1,431,936 shares of Common Stock *

         (b)      Percent of Class: 9.9%*

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 1,431,936 shares of Common Stock.*

                  (ii) shared power to vote or to direct the vote: 1,431,936 shares of Common Stock.*

                  (iii) sole power to dispose or to direct the disposition of:
                        1,431,936 shares of Common Stock.*

                  iv)   shared power to dispose or to direct the disposition of:
                        1,431,936 shares of Common Stock.*

Item 5.           Ownership of Five Percent or Less of a Class:  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:  Not applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable

Item 8.           Identification and Classification of Members of the Group:
                  Not applicable

Item 9.           Notice of Dissolution of Group:  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


---------------------------
      * As of May 5, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) an Amended and Restated Secured Convertible Term Note in the aggregate initial principal amount of $6,000,000, which is convertible into shares of common stock, $0.01 par value per share (the "Shares"), of Dynamic Health Products, Inc., a Delaware corporation (the "Company"), at a conversion rate of $0.90 per share, subject to certain adjustments (the "Term Note"), (ii) an Amended and Restated Secured Revolving Note, in the aggregate initial principal amount of $4,000,000, which is convertible into Shares at a conversion rate of $1.13 per share, subject to certain adjustments (the "Revolving Note"), (iii) an Amended and Restated Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.13 per share, subject to certain adjustments (the "Borrowing Note), and (iv) 815,000 shares. Each of the Term Note, the Revolving Note, and the Borrowing Note contains an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        May 9, 2006
                                        -----------------
                                        Date


                                        /s/ David Grin
                                        -----------------
                                        David Grin
                                        Director

APPENDIX A


A. Name:                      Laurus Capital Management, LLC, a Delaware
                              limited liability company
   Business                   825 Third Avenue, 14th Floor
   Address:                   New York, New York 10022
   Place of Organization:     Delaware


B. Name:                      Eugene Grin
   Business                   825 Third Avenue, 14th Floor
   Address:                   New York, New York 10022

   Principal                  Director of Laurus Master Fund, Ltd.
   Occupation:                Principal of Laurus Capital Management, LLC
   Citizenship:               United States


C. Name:                      David Grin
   Business                   825 Third Avenue, 14th Floor
   Address:                   New York, New York 10022

   Principal                  Director of Laurus Master Fund, Ltd.
   Occupation:                Principal of Laurus Capital Management, LLC
   Citizenship:               Israel

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


Laurus Capital Management, LLC


/s/ David Grin
----------------------------------
    David Grin
    Principal
    May 9, 2006


/s/ Eugene Grin
----------------------------------
    Eugene Grin, on his individual behalf
    May 9, 2006


/s/ David Grin
----------------------------------
    David Grin, on his individual behalf
    May 9, 2006